February 20, 2007

Mail Stop 4561

Mr. John B. Friedrichsen
Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

Re: FirstService Corporation
        Form 40-F for the year ended March 31, 2006
        Filed May 26, 2006
        File No. 0-24762

Dear Mr. Friedrichsen:

        We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Cicely LaMothe
                            Accounting Branch Chief